

Mail Stop 3010

May 7, 2010

Joanne M. Beckett
Vice President and General Counsel
Tropicana Las Vegas Hotel and Casino, Inc.
3801 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re:** **Tropicana Las Vegas Hotel and Casino, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 13, 2010**
> **File No. 000-53894**

Dear Ms. Beckett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2 of our previous letter dated March 16, 2010. Please revise your disclosure under the Company Registration Requirements subheading on page 11 to clarify that you are filing this registration statement to qualify as a "publicly traded corporation" under the Nevada Gaming Control Act.

2.   We have considered your response to previous comment 3. However, in light of your disclosures throughout the filing regarding the highly competitive nature of your industry, the competitive position of the Tropicana Las Vegas hotel and market sensitivity regarding consumer discretionary spending, please revise to

more specifically discuss the risk and potential impact on your business if you were unable to retain and utilize the "Tropicana" name.

Item 1. Business

3.   We note your response to previous comment 6. Please revise your disclosure to describe the ownership structure of Trilliant Gaming and Armenco. Please clarify, if true, that Mr. Alex Yemenidjian owns 100% of Armenco, your current operator, and that Mr. Alex Yemenidjian owns a third of Trilliant Gaming, which will manage your operations once you are able to obtain all governmental registrations, findings of suitability, licenses, qualifications, permits and approvals. In addition, discuss whether you anticipate any changes in your fee structure once Trilliant Gaming begins to manage your operations.

Background, page 4

4.   We note your revised disclosure in response to prior comments 7 and 8; however, we continue to believe that the disclosure in the last bullet point on page 5 should be further revised to discuss all obligations in greater detail or, alternatively, to explain why you do not believe certain assumed responsibilities are material to your ongoing operations.

Nevada Gaming Regulation and Licensing, page 11

5.   We note your response to prior comment 14 and reissue that comment in part. Your current disclosure that the industry is "highly regulated" is vague as to the specific regulations impacting your business. Please note that we are requesting that you revise to specifically *identify* material regulations, not explain which of such regulations have the most significant impact on your business.

Item 6. Executive Compensation

Compensation Discussion and Analysis

General

6.   We reissue prior comment 24. Please disclose the peer group that you will look to in determining the compensation and clarify, if true, that it is unclear when such compensation will be increased.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

7.   Please supplement your disclosure under this subheading to describe your recent $60 million loan arrangement with one of your stockholders. Please also attach this agreement as an exhibit to your filing.

3. Voluntary Reorganization under Chapter 11 of the Bankruptcy Code

Plan of Reorganization, page F-12

8.   We note your response to prior comment 9 and your revised disclosure on page 4 which states that the Tropicana Entertainment (TEH) Warrant was issued as partial compensation for TEH's operation and management of the Tropicana Las Vegas from time of confirmation through the effective date of the Bankruptcy Plan. We also note your response to prior comment 30 which states that you ascribed no value to the warrants based on the valuation models used. Please further tell us the following:

- We note that the warrant was issued to a nonemployee for services provided; please further tell us what consideration you gave to the value of the services received when determining the appropriate value and accounting treatment of the award. For reference, see ASC 505-50-30-2 through 30-6.
- You state that the warrant issued was only partial compensation. Please advise us of the remaining compensation owed or paid to TEH for these services.
- On page F-23, you disclose that TEH has asserted a claim of approximately $520,000 for management fees and that you dispute a portion of the claimed fees. Please clarify if these disputed fees are related to the same services for which the warrant was issued.

4. Fresh-Start Reporting, page F-15

9.   We note your response to our prior comment 33. It appears that the revenue growth rate assumptions used in your determination of enterprise value may not be reasonable. You projected an increase in 2nd half 2009 revenues of 23% over 1st half 2009 revenues, and 16.9% growth of 2010 revenues on top of that, followed by 20.4% revenue growth in 2011, and still high growth rates of 9.8%, 8.3% and 8.4% in 2012, 2013 and 2014, respectively. Please explain the basis for these assumptions. Please compare projected revenues for the 2nd half 2009 revenues to actual revenues for that period in your response.

10.   We note that you gave equal weighting to the income and cost approach to reach the enterprise value. Please clarify how you incorporated market observations and/or any applicable functional and economic obsolescence into your application of the depreciated replacement cost method.

11.   On page F-10 you disclose that the predecessor recorded an impairment charge of $427 million during the first half of 2009 to reduce the book value of property and equipment to its fair value. Please tell us what changes occurred between the date of this impairment testing and the implementation of fresh start reporting on July 1, 2009, which resulted in an increase in the fair value of property and equipment of $27 million, an increase of more that 13%, plus the impact of depreciation recorded. Additionally, please tell us what valuation methodologies were utilized in determining the fair value of property and equipment for purposes of the impairment testing.

6. Property and equipment, net, page F-18

12.   Please tell us whether or not you tested your long-lived assets for impairment during the six-months ended December 31, 2009. Given the shortfall in revenues for the period in comparison to the projected revenues used in your determination of enterprise value, 38%, and the significant projected growth for 2010 and subsequent periods over and above the projected 2009 revenue, it appears there were significant indicators of impairment. Please advise.

13. Basic and Diluted Net Income (Loss) Per Share, page F-26

13.   Please tell us why the convertible preferred shares were not included in the calculation of diluted net loss per share for the period ended December 31, 2009.

16. Subsequent Event, page F-29

14.   You disclose that you will issue an additional 45,585 shares of Series 2 Preferred as consideration to the lead arranger and administrative agent of the Credit Agreement. Please tell us how you intend to account for this issuance.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Janet S. McCloud
        Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP (via facsimile)